DCA
-------------------------------
Dialysis Corporation of America


                                                       December 29, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 02549

    RE: Dialysis Corporation of America ("Company")
        Form 10-K for the fiscal year ended December 31, 2005
        File No. 0-8527

     This letter is in response to your comments to our annual report Form 10-K for the fiscal year ended December 31, 2005 ("2005 Form 10-K"). We understand you are seeking information to better understand our disclosures. We appreciate your review and assistance for our compliance with applicable disclosure requirements.

     The following responses are keyed to your comments. Please understand that the Company is now an accelerated filer as that term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934; therefore, our annual report on Form 10-K for the fiscal year ended December 31, 2006 ("2006 Form 10-K") will be due on or before March 16, 2007. Accordingly, our modifications as reflected in this letter would more appropriately be reflected prospectively and will be included in the 2006 Form 10-K.


Comments and Responses
----------------------

Results of operations, page 39
------------------------------

     1. From your disclosure on page 39 it appears you collect co-payments from your customers. Please provide in disclosure-type format your operating procedures for collecting co-payments. For services provided in which the co-payment is not made at the time service is performed, state how your historical subsequent collections have been for each period presented. Please clarify in disclosure-type format what you mean on page 39 by the "co-pay is typically limited, and therefore may lead to our under-recognition of revenue at the time of service."

Response: Our operating procedures for collecting co-payments has been included in the 2005 Form 10-K. Reference is made to paragraph three (3) of page forty-one (41). Please note, that in connection with the Company's registration statement (File No. 333-125515) effective on August 12, 2005 ("Form S-4"), the Company received comments from the Accounting Division of the Division of Corporation Finance, with respect to its annual report on Form 10-K for the fiscal year ended December 31, 2004 ("2004 Form 10-K").
          The responses to those comments, after discussions and correspondence with the staff of the Securities and Exchange Commission, which included yourself as Senior Assistant Chief Accountant, Oscar M. Young, Senior Staff Accountant, Tabatha Akins, Staff Accountant, Zafar Hasan, Staff Attorney, and filing the amended 2004 Form 10-K, were found satisfactory. This comment is substantially similar to comments previously made for the 2004 Form 10-K to which the above-referenced paragraph, with regard to operating procedures for collecting co-payments was a response.

Response: Please note that co-payments relate to patients whose insurance is with non-contracted (provider not under contract with the Company) out-of-network insurance companies. The portion of accounts receivable represented by co-payments is minimal (see next bullet point). Our overall historical subsequent collection experience with this small portion of our accounts receivable has been good. As a result of non-significance of this portion of our accounts receivable, we do not maintain separate accounting schedules for these receivables. Our conservative estimate of revenues related to these receivables may initially lead to an insignificant under recognization of revenue, which is adjusted to actual when co-payment limits are met.

Response: The language you request clarification relating to "co-pay is typically limited..." was also in response to the 2004 Form 10-K staff comments. As indicated in the immediately preceding bullet point, these co-payments are minimal, with the co-pay therefore typically being limited.


Consolidated Financial Statements
---------------------------------

Note 1 - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

Revenue Recognition, page F-10
------------------------------

     2. Please provide us in disclosure-type format your accounting policy for collecting co-payments.

Response: Not included due to insignificance of co-payments. See above comment no. 1 and response.

     3. It appears the volume of your medical product sales operations has increased subsequent to the completion of the company's merger with Medicore, and the results of such activities may be material to net income. Please provide us in disclosure-type format your accounting policy for recognizing revenue from these sales.

Response: Medical product sales are recorded pursuant to stated shipping terms and are typically recorded based upon delivery. This policy was not provided due to medical products operations being insignificant, as stated in paragraph one (1), page F-7 under "Business" (approximately .5% of total sales revenues). In addition, gross profit from medical product sales represented only approximately 2.6% of operating income and 2.5% of pretax income.

     4. Please disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed Care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Provide us these disclosures.

Response: Same comment re: 2004 Form 10-K where the aging schedule was included. Schedule A (attached), Accounts Receivable Aging Schedules will be included in the 2006 Form 10-K annual report under Item 7, Managements Discussion and Analysis of Financial Condition and Results of Operations, under the subtitle of Results of Operations. Disclosures regarding payor mix concentration are included on page 38 and page F-7 of Note 1 to the 2005 Form 10-K.


Note 16 - Acquisition of former parent company, page F-29
---------------------------------------------------------

     5. Please provide us your accounting analysis of the merger that demonstrates that your accounting complies with GAAP including how you accounted for the intercompany debt forgiven. Also, include in the analysis the aggregate purchase price, how it was determined and allocated to the assets acquired. Provide us all of the disclosures required by paragraph 51 of SFAS 141 that you have not made or tell us why the disclosures are not necessary.

Response: Our acquisition of our former parent, Medicore, Inc., resulted in the transfer of assets and liabilities (representing the condensed balance sheet of the parent company as of the acquisition date), including the elimination of previous intercompany indebtedness, between entities under common control. Accordingly, pursuant to the provisions of paragraph 11 and paragraphs D11 and D12 of APB 16, assets and liabilities of our former parent company were transferred at their carrying amount as presented in Note 16 on page F-29. Note 16 also includes the other relevant disclosures required by paragraph 51 of SFAS 141 as provided on pages F-28 through F-30, including the entity and interest acquired (page F-
          28), the period for which the acquired entity's results of operations are included in our consolidated income statement (page F-30), the reasons for the acquisition (page F-29), and the cost of the acquired entity consisting of the net issuance of approximately 450,000 shares to acquire net assets of approximately $10,051,000 (pages F-28 and F-29).

Form 10-Q for the quarterly period ended September 30, 2006
-----------------------------------------------------------

     6. Please explain why not including the disclosures required by paragraph 58 of SFAS 141 was considered appropriate as it appears you made material acquisitions during 2006. Please provide us revisions to your current disclosures as appropriate.

Response: The acquisitions in 2006 on a combined basis were not material (see
          Note 9 on page 15 of the Company's quarterly report on Form 10-Q for the third quarter ended September 30, 2006 ("September 2006 Form 10-Q"), which relates to acquisitions. Had there been any material acquisition or series of acquisitions, the same would have been disclosed. See also Note 1 under "Business" of the September 2006 Form 10-Q. The aggregate purchase price of the three acquisitions during 2006, all during the first quarter, was only approximately $745,000.


Note 15 - Subsequent events
---------------------------

     7. We have read your disclosures included in this note and the disclosures included in the last paragraph of Note 7, on page F-25 of your Form 10-K for December 31, 2005 and have the following questions regarding the put option awarded to the non-affiliated owner of the Georgia facility.

          * Please clarify whether the put option expired unexercised on September 25, 2005 or whether it was still exercisable at December 31, 2005.

Response: There appears to be some confusion which is clarified by the fact that the last paragraph of Note 7, on page F-25 of the 2005 Form 10-K relates to our Hawkinsville, Georgia facility (subject of prior comments to the 2004 Form 10-K, which was addressed at that time). Hawkinsville, Georgia was not addressed in the September 2006 Form 10-Q since the put option expired on September 11, 2005.

          * Clarify why consolidation of this entity under FIN 46R in earlier periods was not required.

Response: See response to immediately preceding bullet point under this comment no. 7. The Company had a call option on the Georgia facility, to acquire the assets of that facility, that was scheduled to expire in September 2005. The call option was subsequently extended through December 2006. Until such an acquisition could be consummated, the Company would not have an equity or financial interest in the facility that would justify consolidation since the risks and rewards of ownership of the facility remain with the present owner.

          Further, the Toledo, Ohio put option disclosed in Note 15, "Subsequent Events," of the September 2006 Form 10-Q, was exercised and resulted in consolidation of the facility, disclosed in Note 13, "Proforma Financial Information Former Affiliate" in the September 2006 Form 10-Q, addressing the FIN 46R issue as to this subsidiary.

     The Company acknowledges that:

     * it is responsible for the adequacy and accuracy of the disclosure in the filings;
     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     * it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your consideration and cooperation.

                                       Very truly yours,

                                       Dialysis Corporation of America

                                          /s/ Daniel R. Ouzts
                                       By:----------------------------------
                                          Daniel R. Ouzts, Vice President of
                                          Finance, Chief Financial Officer
                                          and Chief Accounting Officer

cc: Mary Mast, Senior Staff Accountant
    Ibolya Ignat, Staff Accountant

                                 SCHEDULE A

SEC Comment 4 Response
----------------------

     Our payor mix concentrations are shown on pages 38 and also on page F-7 of Note 1.

     Gross medical services accounts receivable were approximately $12,353,000 and $10,228,000 at December 31, 2005 and December 31, 2004,
respectively, as follows:


                     Account Receivable Aging Schedule

                                 Fiscal 2005
                                 -----------

Classification  December    November    October     September   August Plus Prepayments Total
BLUE CROSS      $  641,684  $  680,315  $  407,726  $  212,608  $1,488,486  $        0  $ 3,430,819
COMMERCIAL         376,782     484,186     240,537     116,123     540,421           0    1,758,049
HMO                 56,853      39,526       8,942       1,026      (6,280)          0      100,067
MEDICAID           177,240     307,818     192,304     109,923   1,221,859           0    2,009,144
MEDICARE         2,821,902     261,276     156,261     203,381     673,578           0    4,116,398
PRESUMPTIVE
   ELIGIBILITY      (7,913)      4,759      (7,198)      5,180      20,149           0       14,977
SELF PAY             3,534      39,221      59,803      58,320     481,831     (45,116)     597,593
HOSPITAL            82,410       1,388     (15,707)     64,627     192,991           0      325,709
                -----------------------------------------------------------------------------------
Total           $4,152,492  $1,818,489  $1,042,668  $  771,188  $4,613,035  $  (45,116) $12,352,756
                ===================================================================================

                                 Fiscal 2004
                                 -----------

Classification  December    November    October     September   August Plus Prepayments Total
BLUE CROSS      $  493,731  $  519,664  $  226,711  $  168,276  $  466,413  $        0  $ 1,874,795
COMMERCIAL         436,253     508,952     280,125     135,877     454,165           0    1,815,372
HMO                 47,706      54,906       8,845      (1,938)    (13,002)          0       96,517
MEDICAID           132,142     259,340     182,153      73,130   1,661,193           0    2,307,958
MEDICARE         2,361,994     274,400     353,983     132,544     254,685           0    3,377,606
SELF PAY             6,643      33,190      36,383      15,122     371,460     (27,643)     435,155
HOSPITAL           204,095     114,864       1,965           0           0           0      320,924
                -----------------------------------------------------------------------------------
Total           $3,682,564  $1,765,316  $1,090,165  $  523,011  $3,194,914  $  (27,643) $10,228,327
                ===================================================================================